615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

August 31, 2011

VIA EDGAR

Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 (Filed March 1, 2011)
Form 10-Q for the Fiscal Quarter Ended March 31, 2011 (Filed May 10, 2011)
Form 8-K filed July 21, 2011
File No. 001-31565

Dear Ms. Hunsaker:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to the Staff’s letter, dated July 29, 2011, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K Report”), Form 10-Q for the Fiscal Quarter Ended March 31, 2011 (the “Form 10-Q Report”), and Current Report on Form 8-K filed July 21, 2011 (the “Form 8-K Report”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K, for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 42

1.	We note you present asset quality ratios excluding covered loans and covered OREO. Please revise future filings to disclose, either as an additional line item within the table or in a footnote to the table, what the ratios for each period would be inclusive of covered loans and covered OREO.

United States Securities and Exchange Commission

August 31, 2011

In future filings, we will present the asset quality ratios inclusive of covered loans and covered OREO as follows:

Asset Quality Ratios (Including Covered Assets)

At December 31, 2010
Non-performing loans to total loans	3.52%
Non-performing assets to total assets	2.61
Allowance for losses to non-performing loans	17.34
Allowance for losses to total loans	0.61

Item 7. Management’s Discussion and Analysis Non-Covered Loans Held for Investment, page 49

2.	We were unable to locate any disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

As of December 31, 2010, the Company did not have any potential problem loans, other than what had already been disclosed in our filing that would have caused management to have serious doubts as to the ability of a borrower to comply with present loan repayment terms and which would have resulted in such disclosure. In future filings, a similar comment will be included as appropriate.

Non-Covered Loans Held for Sale, page 58

3.	We note from your disclosure that you regularly sell loans to the GSEs and that you provide customary representation and warranties to the GSEs in connection with these sales. Your disclosure also states that as of December 31, 2010, you recorded a reserve for $3.5 million related to potential losses from representation and warranty obligations, which represents a significant increase from your recorded reserve of $120,000 as of December 31, 2009. Please revise your future filings to disclose that you have been receiving repurchase requests from the GSEs and describe your process for estimating your exposure as a result of such claims. Additionally, please clarify why you record expense related to representations and warranty exposure as part of general and administrative expense, instead of as an offset to mortgage banking income. Finally, given the significant increase in your reserve, and to the extent that the volume of these repurchase requests increase or your exposure continues to increase, please revise your disclosures in future filings to address each of the following:

•

Provide a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

United States Securities and Exchange Commission

August 31, 2011

•	Include a discussion of the time period permitted to respond to the request, and the ramifications of a non-timely response.

•	Disclose the levels of unresolved claims existing at the balance sheet date by claimant.

•	Disclose, by claimant and loan type, the amount of unpaid principal balance of loan repurchase requests that were resolved during the period.

•	Include a description of your methodology and key assumptions used in determining the repurchase reserve.

•	Provide qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests.

•	Disclose rejected claim success rates by type of claimant.

•

Discuss whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation.

During 2010, we received a total of five repurchase requests from the GSEs. All five of these claims were resolved without cost to NYCB. In future filings, and, to the extent that activity in this area becomes more significant, we will include a roll-forward of the Reserve for Representation and Warranty Obligations. The roll-forward will disclose both the effects of estimate changes, if any, and of utilization. We will also discuss the volume of claims, success of appeal rates, and trends and causes of claims as such activity occurs.

Starting with our next filing, we will include expenses related to representations and warranty exposure as an offset to mortgage banking income, rather than as part of general and administrative expense.

4.

We also note your disclosure that “there may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated with confidence” because the level of mortgage loan repurchase losses is dependent on a variety of outside factors and requires considerable management judgment. We do not believe that the term “with confidence” is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or

United States Securities and Exchange Commission

August 31, 2011

range of possible loss without the qualifier “with confidence”, along with explicit factors as to why you are unable to provide an estimate. We believe that as time goes on and you have gained more experience in resolving the claims, you should be able to provide an estimate of reasonably possible losses in excess of the estimated liability. Alternatively, if you believe the amount or range of reasonably possible losses in excess of your accrual is not material to your results of operations, financial condition and statement of operations, please state that fact.

In future filings, we will revise our disclosure as requested and appropriate. As of December 31, 2010, we believe that the amount or range of possible losses in excess of our accrual was not material to our operations at that date.

Liquidity, Contractual Obligations and Off-Balance Sheet Commitments and Capital Position, page 74

5.	We note your disclosure that cash and cash equivalents represented your most liquid asset along with your disclosure of the amount of cash and cash equivalents at December 31, 2010 and 2009. Given the importance of liquidity to your operations, please address in more detail your additional (e.g. secondary) sources of liquidity such as liquid securities, available borrowing capacity from the FHLB, etc. Please also provide a similar type disclosure for the Parent Company. In providing this enhanced disclosure, please consider including a summary tabular disclosure of these amounts, by liquidity source, in your Liquidity disclosure.

Additional sources of liquidity are deposits from the Company’s large and diverse branch network and wholesale borrowings through the FHLB-NY. The availability of these wholesale funds is generally based on the amount of mortgage loan collateral available under a blanket lien pledged to the FHLB-NY and, to a lesser extent, on the amount of available securities that may be pledged to collateralize these borrowings. As of December 31, 2010, the Company’s available borrowing capacity with the FHLB-NY was $3.3 billion. In addition, the Community Bank and the Commercial Bank combined had $653 million in available-for-sale securities.

In addition to the $368 million in available dividends from its subsidiary banks, sources of liquidity for the Parent Company at December 31, 2010, included cash and cash equivalents of $82.1 million and available-for-sale securities of $6.0 million.

United States Securities and Exchange Commission

August 31, 2011

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Analysis, page 93

6.	We note your disclosure that your model incorporates anticipated prepayments, including anticipated calls on wholesale borrowings. Please revise future filings to disclose the following:

•

Disclose whether you perform an analysis to validate your prepayment and call assumptions. If so, disclose what you do to validate these assumptions, how often you do this and how successful you are at estimating prepayments as compared to the actual prepayments for the period.

•

Disclose more clearly how the re-pricing of loans to market rates affects your prepayment assumptions. For example, if loans were to re-price by 100 basis points, disclose the impact this may have on the assumed prepayment rate of your loans.

•

Discuss whether one of the large drivers of going from a negative one-year gap at December 31, 2009 to a positive one-year gap at December 31, 2010 was driven in part by changes in prepayment assumptions.

•

We note your disclosure that for loans and mortgage-related securities, prepayment rates were assumed to range up to 22% annually. Please clarify the range of assumptions used for each type of asset and liability and consider discussing a weighted average prepayment assumption if the range is wide.

In future filings we will revise our disclosure in a manner similar to the following:

We perform an analysis to validate our prepayment assumptions for our multi-family and commercial real estate loan portfolios. On a monthly basis, we review our historical prepayment rates and compare them to our projected prepayment rates. We continually review the actual prepayment rates to ensure that our projections are as accurate as possible since prepayments on these types of loans are not as closely correlated to changes in interest rates as prepayments on single-family residential loans would be. In addition, we review the call provisions in our borrowings and investment portfolios and, on a monthly basis, compare the actual calls to our projected calls to ensure that our projections are reasonable.

As of December 31, 2010, the impact of a 100-basis point decline in market interest rates would have increased our projected prepayment rates by approximately 22%.

The change from a negative one-year gap at December 31, 2009 to a positive one-year gap at December 31, 2010 was, in part, attributable to changes in prepayment rate assumptions. Prepayment rate assumptions on multi-family and commercial real estate loans were increased in the December 2010 analysis primarily due to an increase in actual prepayment rates at the end of 2010. However, the Company does not believe that changes in prepayment assumptions were a

United States Securities and Exchange Commission

August 31, 2011

“large” driver, as other factors also contributed to the change. Such factors included an increase in loans held for sale and a decrease in certificates of deposit expected to mature or reprice within one year.

At December 31, 2010, the range of prepayment rate assumptions used for each asset and liability were as follows: 19% to 22% for mortgage-backed securities; 16% to 18% for multi-family and commercial real estate loans; and 0% for our borrowed funds.

Item 8. Financial Statements

Note 2: Summary of Significant Accounting Policies Loans, page 102

7.	We note your disclosure on pages 50 through 52 regarding prepayment penalties on multi-family and CRE loans. We also note your disclosure on page 80 that the level of prepayment penalty income will vary based on a number of factors and is difficult to predict. Please revise this footnote disclosure in future filings to discuss in greater detail your accounting treatment for prepayment penalty income and the assumptions that go into recognizing the amount, including any back-testing you perform to validate the assumptions utilized. For example, we note your disclosure on page 79 that an increase in intermediate term-rates triggered an increase in refinancing activity, which in turn prompted an increase in prepayment penalty income on your multi-family and CRE loans. Discuss the reasons why prepayments would increase during periods of rising rates. Further, please tell us the specific accounting guidance you rely on to support your accounting policy.

Prepayment penalty income is recorded only when cash is received. Accordingly, there are no assumptions that go into recognizing prepayment penalty income.

The amount of the prepayment penalty is determined by the prepayment penalty percentage noted in the loan documents multiplied by the balance of the loan at the time of the prepayment. Prepayment penalties may increase during periods of rising rates (or periods when rates are expected to rise) because our borrowers may opt to lock in a lower rate at such times, rather than take the risk of refinancing in the future when interest rates could be higher.

8.	We note your disclosure that you charge-off loans, or portions of loans, in the period that such loans are deemed uncollectible. You state that collectability of the loan is determined through an estimate of the fair value of the underlying collateral and/or assessment of the financial condition and repayment capacity of the borrower. Please expand this disclosure to discuss the time period that this assessment is typically made after classifying the loan as impaired and obtaining an updated appraisal and making an assessment of the borrower’s repayment capacity. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a loan, or portion thereof. Refer to ASC 310-10-50-11B(b) for guidance.

United States Securities and Exchange Commission

August 31, 2011

In future filings we will expand and revise our disclosure as follows:

The Company charges off loans, or portions of loans, in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an assessment of the financial condition and repayment capacity of the borrower and/or through an estimate of the fair value of the underlying collateral. Generally, the time period in which this assessment is made is within the same quarter that the loan is considered impaired. For consumer credits, charge-offs are typically taken based on the following past due time periods: closed-end credits are charged off in the quarter that the loan becomes 120 days past due; and open-end credits are charged off in the quarter that the loan becomes 180 days past due. In addition, both closed-end and open-end credits are typically charged off in the quarter that the credit is 60 days past our having received notification that the borrower filed for bankruptcy.

9.	We note your disclosure on page 104 that you elected to account for loans acquired in the AmTrust and Desert Hills acquisitions in accordance with ASC 310-30. Given that these acquired loans have experienced credit deterioration subsequent to acquisition and more deterioration could occur in the future, please revise future filings to address the following:

•	Disclose your accounting policy related to the allowance for loan losses on covered loans. Refer to ASC 310-10-50-11B for guidance.

•

As applicable, disclose your accounting policy related to impaired covered loans and your policy related to recognition of interest income and cash receipts on these loans. Further, please revise either here or in Note 6 to disclose the quantitative information required by ASC 310-10-50-15(a) and 15(b), as applicable. Refer to ASC 310-10-50-18 for guidance.

In future filings, we will revise our disclosure regarding the accounting policy relating to the allowance for losses on covered loans in a manner similar to the following:

Covered loans have been aggregated into pools of loans with common characteristics. In determining the allowance for losses on covered loans, the Company periodically performs an analysis to estimate the expected cash flows for each of the loan pools. The Company records a provision for loan losses to the extent that the expected cash flows of a loan pool have decreased since the acquisition date.

The policy and guidance noted in part two of comment #9, is not applicable to the Company’s covered loan portfolio.

United States Securities and Exchange Commission

August 31, 2011

Note 5: Loans, page 124

10.	We note your disclosure on page 128 of the changes in the accretable yield for the year ended December 31, 2010. Please tell us and expand your disclosures in future filings to discuss the items included within the line item “reclassification from accretable yield.”

In future filings we will expand our disclosure in a manner similar to the following:

The line item “reclassification from accretable yield” includes changes in cash flows expected to be collected due to changes in interest rates on variable rate loans. The accretable yield is affected by changes in interest rate indices for variable rate loans because expected future cash flows are based on the variable rate in effect at the time of the regular periodic evaluations. At December 31, 2010, the loans acquired in the AmTrust and Desert Hills transactions were 72% variable rate and 28% fixed rate. As interest rates have remained at historically low levels and a large percentage of the variable rate loans reached their first reset date in 2010, there was a significant reduction in the expected cash flows from the portfolios, and therefore, a reduction in the accretable yield.

Note 11: Intangible Assets, page 142

11.	We note that you use valuation models to calculate the present value of estimated future cash flows related to mortgage servicing rights (MSRs) that rely on various assumptions, including prepayment speeds, discount rates, refinance rates, weighted average life, anticipated credit losses, etc. Please revise future filings to disclose the specific assumptions used (or range of assumptions used) for each period presented for both your residential and securitized MSRs. Refer to ASC 860-50-50-2.

In future filings, we will disclose, in a manner similar to the following, the specific assumptions we use in calculating the fair value of MSRs for each period presented:

As of December 31, 2010, the key assumptions used in the calculation of the fair value of MSRs were:

Weighted Average Expected Life	85 months
Constant Prepayment Speed	10.1%
Discount Rate	10.0
Primary Mortgage Rate to Refinance	5.03
Cost to Service (per loan per year):
30 days or less delinquent	$53
31-60 days delinquent	178
61-90 days delinquent	303
91-120 days delinquent	553

United States Securities and Exchange Commission

August 31, 2011

12.	We note the roll forward of your MSR balances from period to period presented on page 143. Please revise this disclosure in future filings to separately present and quantify changes in the fair value related directly to changes in your valuation assumptions, and to the extent the factors are offsetting, you should separately note and quantify those amounts. Additionally, please tell us and disclose in future filings whether you have made any assumptions regarding higher servicing costs, and if so, please quantify the amounts and disclose the specific periods the assumption changes were made.

During 2010, there were no changes to the assumptions used to calculate the value of MSRs, nor did our assumptions include an increase in servicing costs. However, in future filings, the roll-forward will include the effect of changes in assumptions, if any, and we will disclose key assumptions regarding higher servicing costs, if used.

Note 19: Segment Reporting, page 163

13.	You disclose on page 163 that capital is allocated to each segment, and the allocations are made to cover credit risk, liquidity risk, interest rate risk, option risk, basis risk, market risk and operational risk. You also state that capital assignments are not equivalent to regulatory capital guidelines and the total amount assigned to both segments typically varies from consolidated stockholders’ equity. Please tell us how much the total capital allocations vary from consolidated shareholders’ equity and whether the amounts are typically higher or lower than consolidated shareholders’ equity. Please also clarify whether these capital allocations to your segments serve as the carrying value of your reporting units for purposes of your goodwill impairment tests, and if so, how you considered the fact that the total carrying values of your segments’ capital may be in excess or lower than total stockholders’ equity and thus may impact the goodwill impairment test performed for your banking operations.

After further consideration, the statement “the total amount assigned to both segments typically varies from consolidated stockholders’ equity” does not appear to be helpful and, accordingly, we will remove it from future filings. The amount of capital that we allocate to our two segments together equals the sum of our Company’s total reported stockholders’ equity, and this will be disclosed in future filings.

The Company’s capital allocations to its segments do not serve as the carrying value of a reporting unit for purposes of our goodwill impairment tests.

United States Securities and Exchange Commission

August 31, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Note 4: Loans, page 15

14.	We note that certain of your loan disclosures, such as the past due statistics and credit quality indicators, do not appear to be presented for prior periods (December 31, 2010) as required by ASU 2010-20. Please advise, or revise future filings to present comparative disclosures for these and all other disclosures required by ASU 2010-20.

Please be advised that in future filings we will revise our disclosures to present the comparative information that was filed as of December 31, 2010 in the Form 10-K.

Note 10: Fair Value Measurements, page 25

Assets Measured at Fair Value on a Non-Recurring Basis, page 30

15.	We note your disclosure that certain impaired loans totaling $222.0 million at March 31, 2011 were determined using various valuation techniques, including consideration of appraised values and other pertinent real estate market data. Please clarify whether you only include impaired loans that have been measured using appraised values as a nonrecurring fair value measurement, and thus would exclude loans that have been measured for impairment based on the present value of expected cash flows in this amount.

Additionally, please clarify how this amount interacts, if at all, with the impaired loan disclosures on page 21. For example, please tell us whether the $222.0 million of impaired loans would be classified as part of the impaired loans with no related allowance disclosure since you would charge-off any amount in excess of the collateral value less cost to sell.

The Company only included impaired loans that had been measured using appraised values as a nonrecurring fair value measurement with respect to the $222.0 million of impaired loans disclosed on page 30.

The $222.0 million of impaired loans reported on page 30 in Note 10 are included in the total amount of impaired loans with no related allowance reported on page 21 because the loan balances disclosed reflect the charge-off of amounts in excess of the collateral value less the cost to sell.

Asset Quality: Non-Covered Loans and Non-Covered Other Real Estate Owned, page 52

16.

We note your discussion on pages 53 and 61 about changes in the non-performing loan balances between December 31, 2010 and March 31, 2011, and the significant movements in the balances due to new transfers to non-

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August 31, 2011

performing loans, loan dispositions, and other activity. Please revise your future filings to provide a roll forward of non-performing loans, preferably by loan class. This disclosure should include the balance at the beginning of the period, the amount of loans that became non-performing during the period, loans that were transferred to performing status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

In future filings, we will expand our disclosure to include a roll-forward of non-performing loans in a manner similar to the following:

(in thousands)	Roll-Forward of Non-Performing Loans
Balance at December 31, 2010	$624,431
New non-accrual in the period	132,630
Charge-offs	(11,651)
Transferred to other real estate owned	(15,577)
Loan payoffs including dispositions and principal amortization	(105,422)
Transferred to performing status	(7,607)

Balance at March 31, 2011	$616,804

17.	We note your disclosure on page 57 showing your five largest non-performing loans at March 31, 2011. We note that loan two and loan four have current LTV’s at 95% and that the last appraisals were May 2010 and March 2010, respectively. Please tell us whether you include an estimate of any collateral value deterioration since the last appraisal date in your current LTV assumptions disclosed, and if so, how that analysis is performed. Please also clarify whether you factor in costs to sell in your LTV value and in concluding whether you need an allowance for these loans.

The Company does not include an estimate of any collateral value deterioration subsequent to the last appraisal date in the current LTV assumptions when the last appraisal date was within the last 12 months. The Company does not factor in costs to sell in the computed LTV ratios but does factor in costs to sell in concluding whether an allowance is required for these loans.

Form 8-K filed July 21, 2011

Exhibit 99.1

18.

We note your presentation of “operating earnings”, “cash earnings”, “tangible stockholders’ equity”, “tangible assets” and the related measures, which appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K. We also note your reconciliation of these measures to the most directly comparable GAAP financial measure in the schedules included in this Exhibit. However, your references to these measures in the first few pages of

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August 31, 2011

your earnings release do not clearly identify them as non-GAAP measures. To the extent you plan to provide these non-GAAP financial measures in the future, please clearly label the measures as non-GAAP, particularly the first time the metrics are presented. Additionally, we note that your non-GAAP disclosures have certain footnote references next to them, but we were unable to locate the disclosures referenced in the footnotes. Please advise, and revise future filings accordingly.

In future filings, we will clearly identify these measures as non-GAAP.

The footnotes to the non-GAAP disclosures referenced reconciliations “elsewhere” in the release rather than identifying specific page numbers only because the wire service we use to broadly disseminate our earnings release and file it with the Commission automatically strips out the page numbers in the process of EDGARizing the “Word” document.

In order to provide clearer and more succinct footnote references in the future, we will arrange to have our earnings releases custom-processed by our wire service so that page numbers are included and footnotes to the reconciliations of GAAP and non-GAAP measures can refer readers to specific page numbers in the release.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K Report, Form 10-Q Report, and the Form 8-K Report. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our Form 10-K Report, Form 10-Q Report, or Form 8-K Report, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer

cc:	Joseph R. Ficalora

R. Patrick Quinn, Esq.